UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2008

Commission File Number: 001-33768

CNINSURE INC.

21/F, Yinhai Building

No. 299 Yanjiang Zhong Road

Guangzhou, Guangdong 510110

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F         X              Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                          No         X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-         N/A

CNINSURE INC.

Form 6-K

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNinsure Inc.

By:	/s/ Yinan Hu
Name:	Yinan Hu
Title:	Chief Executive Officer

Date: November 19, 2008

Exhibit 99.1

CNinsure Inc. to Hold Annual General Meeting On December 18, 2008

GUANGZHOU, China, November 18 — CNinsure Inc. (the “Company” or “CNinsure”) (Nasdaq: CISG), a leading independent insurance intermediary company operating in China, today announced that it will hold its annual general meeting of shareholders at its executive office at 21/F, Yinhai Building, No. 299 Yanjiang Zhong Road, Guangzhou, Guangdong, People’s Republic of China, at 11:00a.m. on December 18, 2008, local time. Holders of record of ordinary shares of the Company at the close of business on November 20, 2008, U.S. Eastern Standard Time, are entitled to notice of, and to vote at, the annual general meeting or any adjournment or postponement thereof. Holders of the Company’s American depositary shares (“ADSs”) who wish to exercise their voting rights for the underlying ordinary shares must act through the depositary of the Company’s ADS program, JPMorgan Chase Bank, N.A.

The notice of the annual general meeting and voting instruction card for ADS holders are available on the Investor Relations section of the Company’s website at http://www.corpasia.net/us/CISG/irwebsite/. CNinsure has filed its annual report on Form 20-F, including its audited financial statements for the fiscal year ended December 31, 2007, with the U.S. Securities and Exchange Commission. CNinsure’s Form 20-F can be accessed on the above-mentioned website, as well as on the SEC’s website at http://www.sec.gov. Shareholders may request a hard copy of the Company’s annual report, free of charge, by writing to Investor Relations, CNinsure Inc., 21/F, Yinhai Building, No. 299 Yanjiang Zhong Road, Guangzhou, Guangdong 510110, People’s Republic of China, or by email to qiusr@cninsure.net.

About CNinsure Inc.

CNinsure is a leading independent insurance intermediary company operating in China. CNinsure’s distribution network reaches many of China’s most economically developed regions and affluent cities. The company distributes a wide variety of property and casualty and life insurance products underwritten by domestic and foreign insurance companies operating in China and provides insurance claims adjusting as well as other insurance-related services.

For more information, please contact:

Investor Relations

Phoebe Meng

Investor Relations Officer

Tel: +86 (20) 6122-2777

Email: mengyf@cninsure.net

Oasis Qiu

Investor Relations

Tel: +86 (20) 6122-2777-850

Email: qiusr@cninsure.net

Exhibit 99.2

CNINSURE INC.

(Incorporated in the Cayman Islands with limited liability)

(Nasdaq Ticker: CISG)

NOTICE OF ANNUAL GENERAL MEETING

To be held on December 18, 2008

(or any adjourned or postponed meeting thereof)

NOTICE IS HEREBY GIVEN that an Annual General Meeting (“AGM”) of CNinsure Inc. (the “Company”) will be held at 21/F, Yinhai Building, No. 299 Yanjiang Zhong Road, Guangzhou, Guangdong 510110, People’s Republic of China on December 18, 2008 at 11:00 a.m., local time, and at any adjourned or postponed meeting thereof, for the following purposes:

1.	To consider and, if thought fit, pass the following resolution as an ordinary resolution:

“RESOLVED, as an ordinary resolution:

THAT the Company is hereby approved and authorized, but not obligated, to purchase its ordinary shares represented by American depositary shares (“ADSs”) with an aggregate value of up to US$20 million by December 31, 2009 (such transaction, a “Repurchase”);

THAT each of Mr. Yinan Hu, Mr. Peng Ge and any person specifically nominated in writing by either of them for such purpose (each an “Authorised Person”) be hereby authorised to effect the Repurchase on the open market and/or in negotiated transactions off the market from time to time as market conditions, in the judgment of such Authorised Person, warrant, in accordance with all applicable requirements of Rule 10b-18 under U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), and on such other terms as set out in the resolutions of the Company’s board of directors passed on November 14, 2008 approving the Repurchase (the “Repurchase Board Resolutions”); and

THAT any actions taken by any of the directors and officers of the Company prior to the date hereof for purposes of the foregoing resolutions be approved, adopted and ratified, including without limitation any repurchases of the Company’s ordinary shares effected pursuant to the Repurchase Board Resolutions prior to the date hereof.”

2.	To consider and, if thought fit, pass the following resolution as a special resolution:

“RESOLVED, as a special resolution:

THAT the amendments to the Articles of Association of Company in the form attached to the Notice of Annual General Meeting as Exhibit A, be and is hereby approved and confirmed, and where necessary ratified.”

3.	To consider and, if thought fit, pass the following resolution as an ordinary resolution:

“RESOLVED, as an ordinary resolution:

THAT the amendments to the Company’s 2007 share incentive plan in the form attached to the Notice of Annual General Meeting as Exhibit B and approved by the resolutions of the Company’s board of directors passed on November 14, 2008, be and is hereby approved and confirmed, and where necessary ratified; and

THAT each director or officer of the Company be and is hereby authorized to take any and every action that might be necessary, appropriate or desirable to effect the foregoing resolution as such director or officer, in his or her absolute discretion, thinks fit.”

4.	To transact such other business as may properly come before the Annual General Meeting or any adjournment or postponement thereof.

The Board of Directors of the Company has fixed the close of business on November 20, 2008 as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of and to vote at the Annual General Meeting or any adjourned or postponed meeting thereof.

Please refer to the proxy form, which is attached to and made a part of this notice. Holders of record of the Company’s ordinary shares at the close of business on the Record Date are entitled to vote at the AGM and any adjourned meeting thereof. Holders of the Company’s American depositary shares (“ADS”) who wish to exercise their voting rights for the underlying shares must act through JPMorgan Chase Bank N.A., the depositary of the Company’s ADS program.

Holders of record of the Company’s ordinary shares at the close of business on the Record Date are cordially invited to attend the AGM in person. Your vote is important. If you cannot attend the AGM in person, you are urged to complete, sign, date and return the accompanying proxy form as promptly as possible. We must receive the proxy form no later than 48 hours before the time appointed for the AGM to ensure your representation at such meeting.

Shareholders may obtain a copy of the Company’s annual report, free of charge, from our investor relations website http://www.corpasia.net/us/CISG/irwebsite/, or by writing to Investor Relations, CNinsure Inc., 21/F, Yinhai Building, No. 299 Yanjiang Zhong Road, Guangzhou, Guangdong 510110, People’s Republic of China, or by email to qiusr@cninsure.net.

By Order of the Board of Directors,

/s/ Yinan Hu
Yinan Hu
Chairman and Chief Executive Officer

Guangzhou, November 17, 2008

Exhibit A

Amendments to the Articles of Association of the Company*

By deleting the existing Articles 15 through to 18 in their entirety and substituting therefor the following new Articles:

“15.	Subject to the provisions of the Statutes and these Articles, the Company may:

(a)	issue shares on terms that they are to be redeemed or are liable to be redeemed at the option of the Member or the Company on such terms and in such manner as the Board may, before the issue of the shares, determine;

(b)	purchase its own shares (including any redeemable shares) provided that the Members shall have approved the manner of purchase by ordinary resolution or the manner of purchase shall be in accordance with the following Articles (this authorisation is in accordance with section 37(2) of the Companies Law or any modification or re-enactment thereof for the time being in force); and

(c)	make a payment in respect of the redemption or purchase of its own shares in any manner permitted by the Statutes, including out of capital.

16.	Purchase of shares listed on a Designated Stock Exchange: the Company is authorised to purchase any share listed on a Designated Stock Exchange in accordance with the following manner of purchase:

(a)	the maximum number of shares that may be repurchased shall be equal to the number of issued and outstanding shares less one share; and

(b)	the repurchase shall be at such time; at such price and on such other terms as determined and agreed by the Board in their sole discretion provided however that:

(i)	such repurchase transactions shall be in accordance with the relevant code, rules and regulations applicable to the listing of the shares on the Designated Stock Exchange; and

(ii)	at the time of the repurchase, the Company is able to pay its debts as they fall due in the ordinary course of its business.

17A.	Purchase of shares not listed on a Designated Stock Exchange: the Company is authorised to purchase any shares not listed on a Designated Stock Exchange in accordance with the following manner of purchase:

(a)	the Company shall serve a repurchase notice in a form approved by the Board on the Member from whom the shares are to be repurchased at least two business days prior to the date specified in the notice as being the repurchase date;

*	A copy of the existing Articles of Association of the Company was filed as Exhibit 3.2 to the registration statement on Form F-1 (Registration No. 333-146605), filed with the SEC on October 10, 2007. It is available in the SEC’s EDGAR database at http://www.sec.gov/edgar/searchedgar/companysearch.html.

(b)	the price for the shares being repurchased shall be such price as agreed between the Board and the applicable Member;

(c)	the date of repurchase shall be the date specified in the repurchase notice; and

(d)	the repurchase shall be on such other terms as specified in the repurchase notice as determined and agreed by the Board and the applicable Member in their sole discretion.

17B.	The purchase of any share shall not oblige the Company to purchase any other share other than as may be required pursuant to applicable law and any other contractual obligations of the Company.

18.	The holder of the shares being purchased shall be bound to deliver up to the Company at its registered office or such other place as the Board shall specify, the certificate(s) (if any) thereof for cancellation and thereupon the Company shall pay to him the purchase or redemption monies or consideration in respect thereof.”

Exhibit B

Amendments to the 2007 Share Incentive Plan†

1. By deleting the existing Section 3.1(a) in its entirety and substituting therefor the following new Section 3.1(a):

“(a) Subject to the provisions of Article 8 and Section 3.1(b), the maximum aggregate number of Shares which may be issued pursuant to all Awards (including Incentive Share Options) is fifteen percent (15%) of the Shares outstanding immediately after the closing of the Company’s initial public offering on November 5, 2007.”

2. By deleting the existing Section 5.1(a) in its entirety and substituting therefor the following new Section 5.1(a):

“(a) Exercise Price. The exercise price per Share subject to an Option shall be determined by the Committee and set forth in the Award Agreement which may be a fixed or variable price related to the Fair Market Value of the Shares; provided, however, that no Option may be granted to an individual subject to taxation in the United States at less than the Fair Market Value on the date of grant. The exercise price per Share subject to an Option may be amended or adjusted in the absolute discretion of the Committee, the determination of which shall be final, binding and conclusive. For the avoidance of doubt, to the extent not prohibited by Applicable Laws or any exchange rule, a downward adjustment of the exercise prices of Options mentioned in the preceding sentence shall be effective without the approval of the Company’s shareholders or the approval of the affected Participants.”

3. By deleting the existing Section 9.3(g) in its entirety and substituting therefor the following new Section 9.3(g):

“(g) Decide all other matters that must be determined in connection with an Award, including, without limitation, cancel or redeem an outstanding Award (including but not limited to an outstanding Option with an exercise price exceeding the Fair Market Value of the underlying shares), in exchange for cash, another Award or a combination of Awards, on terms and conditions the Committee determines and communicates to the holder of such outstanding Award.”

†	A copy of the existing 2007 Share Incentive Plan of the Company was filed as Exhibit 10.2 to the registration statement on Form F-1 (Registration No. 333-146605), filed with the SEC on October 10, 2007. It is available in the SEC’s EDGAR database at http://www.sec.gov/edgar/searchedgar/companysearch.html.

Exhibit 99.3

CNINSURE INC.

(Incorporated in the Cayman Islands with limited liability)

(Nasdaq Ticker: CISG)

Form of Proxy for Annual General Meeting

(or any adjourned meeting thereof)

to be held on December 18, 2008

Introduction

This Form of Proxy is furnished in connection with the solicitation by the Board of Directors of CNinsure Inc., a Cayman Islands company (the “Company”), of proxies from the holders of the issued and outstanding ordinary shares of the Company, par value US$0.001 per share (the “Ordinary Shares”) to be exercised at the Annual General Meeting of the Company (the “Meeting”) to be held at 21/F, Yinhai Building, No. 299 Yanjiang Zhong Road, Guangzhou, Guangdong 510110, People’s Republic of China on December 18, 2008 at 11 a.m. (local time), and at any adjourned or postponed meeting thereof, for the purposes set forth in the accompanying Notice of Annual General Meeting (the “Meeting Notice”).

Only the holders of record of the Ordinary Shares at the close of business on November 20, 2008 (the “Record Date”) are entitled to notice of and to vote at the Meeting. Each Ordinary Share is entitled to one vote on all matters. As of October 31, 2008, 912,497,726 Ordinary Shares (including Ordinary Shares underlying American depositary shares but excluding Ordinary Shares issuable upon exercise of outstanding options). The quorum of the Meeting is one or more shareholders present in person or by proxy representing at least an aggregate of one-third of all voting share capital of the Company in issue. This Form of Proxy and the accompanying Meeting Notice are first being mailed to the shareholders of the Company on or about November 25, 2008.

The Ordinary Shares represented by all properly executed proxies returned to the Company will be voted at the Meeting as indicated or, if no instruction is given, the holder of the proxy will vote the shares in his discretion, unless a reference to the holder of the proxy having such discretion has been deleted and initialed on this Form of Proxy. Where the chairman acts as proxy and is entitled to exercise his discretion, he is likely to vote the shares FOR the resolutions. As to any other business that may properly come before the Meeting, all properly executed proxies will be voted by the persons named therein in accordance with their discretion. The Company does not presently know of any other business which may come before the Meeting. However, if any other matter properly comes before the Meeting, or any adjourned or postponed meeting thereof, which may properly be acted upon, unless otherwise indicated the proxies solicited hereby will be voted on such matter in accordance with the discretion of the proxy holders named therein. Any person giving a proxy has the right to revoke it at any time before it is exercised (i) by filing a duly signed revocation with the Company at its registered office at P.O. Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands, with a copy delivered to its offices at 21/F, Yinhai Building, No. 299 Yanjiang Zhong Road, Guangzhou, Guangdong 510110, People’s Republic of China or (ii) by voting in person at the Meeting.

To be valid, this Form of Proxy must be completed, signed and returned to the Company’s office (to the attention of: Mr. Peng Ge) at 21/F, Yinhai Building, No. 299 Yanjiang Zhong Road, Guangzhou, Guangdong 510110, People’s Republic of China as soon as possible so that it is received by the Company no later than 48 hours before the time appointed for the Meeting.

CNINSURE INC.

(Incorporated in the Cayman Islands with limited liability)

(Nasdaq Ticker: CISG)

Form of Proxy for Annual General Meeting

to be held on December 18, 2008

(or any adjourned or postponed meeting thereof)

I/We                                          of                                          being the registered holder of                                          ordinary shares 1, par value US$0.001 per share, of CNinsure Inc. (the “Company”) hereby appoint the Chairman of the Annual General Meeting (the “Chairman”) 2 or                                          of                                          as my/our proxy to attend and act for me/us at the Annual General Meeting (or at any adjourned or postponed meeting thereof) of the Company to be held at [the main conference room on 21/F, Yinhai Building, No. 299 Yanjiang Zhong Road, Guangzhou, Guangdong 510110, People’s Republic of China], and in the event of a poll, to vote for me/us as indicated below, or if no such indication is given, as my/our proxy thinks fit 3 .

	RESOLUTION	FOR[3]	AGAINST [3]	ABSTAIN [3]
1.	The resolution as set out in paragraph 1 of the Notice of Annual General Meeting regarding the Company’s repurchase of its own shares.

2.	The resolution as set out in paragraph 2 of the Notice of Annual General Meeting regarding the amendment of the Company’s articles of association.

3.	The resolution as set out in paragraph 3 of the Notice of Annual General Meeting regarding the amendments of the Company’s 2007 Share Incentive Plan.

Notes:

[1]

Please insert the number of shares registered in your name(s) to which this proxy relates. If no number is inserted, this form of proxy will be deemed to relate to all the shares in the Company registered in your name(s).

[2]

If any proxy other than the Chairman is preferred, strike out the words “THE CHAIRMAN OF THE ANNUAL GENERAL MEETING” and insert the name and address of the proxy desired in the space provided. A member may appoint one or more proxies to attend and vote in his stead. ANY ALTERATION MADE TO THIS FORM OF PROXY MUST BE INITIALED BY THE PERSON(S) WHO SIGN(S) IT.

[3]

IMPORTANT: IF YOU WISH TO VOTE FOR THE RESOLUTION, TICK THE APPROPRIATE BOX MARKED “FOR”. IF YOU WISH TO VOTE AGAINST THE RESOLUTION, TICK THE APPROPRIATE BOX MARKED “AGAINST”. IF YOU WISH TO ABSTAIN FROM VOTING ON A PARTICULAR RESOLUTION, TICK THE APPROPRIATE BOX MARKED “ABSTAIN”. The Ordinary Shares represented by all properly executed proxies returned to the Company will be voted at the Meeting as indicated or, if no instruction is given, the proxy will vote the shares in his discretion, unless a reference to the holder of the proxy having such discretion has been deleted and initialed on this Form of Proxy. Where the Chairman acts as proxy and is entitled to exercise his discretion, he is likely to vote the shares FOR the resolutions. As to any other business that may properly come before the Meeting, all properly executed proxies will be voted by the persons named therein in accordance with their discretion. Your proxy will also be entitled to vote or abstain at his discretion on any amendment to the resolution referred to in the Notice of Annual General Meeting which has been properly put to the Meeting.

Dated , 2008	Signature(s) [4]

[4]

This form of proxy must be signed by you or your attorney duly authorized in writing or, in the case of a corporation, must be either executed under its common seal or under the hand of an officer or attorney or other person duly authorized to sign the same.

Exhibit 99.4

CNINSURE INC.

AGENDA

1.	The resolution as set out in paragraph 1 of the Notice of Annual General Meeting regarding the Company’s repurchase of its own shares.

2.	The resolution as set out in paragraph 2 of the Notice of Annual General Meeting regarding the amendment of the Company’s articles of association.

3.	The resolution as set out in paragraph 3 of the Notice of Annual General Meeting regarding the amendments of the Company’s 2007 Share Incentive Plan.

CNinsure Inc. JPMorgan Chase Bank, N.A., Depositary P.O. Box 64506, St. Paul, MN 55164-0506	Voting Instruction Card

JPMorgan Chase Bank, N.A. (the “Depositary”) has received notice that an Annual General Meeting (the “Meeting”) of CNinsure Inc. (the “Company”) will be held at 21/F, Yinhai Building, No. 299 Yanjiang Zhong Road, Guangzhou, Guangdong 510110, People’s Republic of China, on Thursday, December 18, 2008 at 11:00 a.m. (local time), and at any adjournment or postponements thereof, for the purposes set forth in the enclosed Notice of Annual General Meeting.

If you are desirous of having the Depositary, through its Nominee or Nominees, vote or execute a proxy to vote the Ordinary Shares represented by your ADRs FOR, AGAINST or to ABSTAIN from voting on the Resolutions to be proposed at the Meeting, kindly execute and forward to the Depositary, the attached Voting Instruction Card. The enclosed postage paid envelope is provided for this purpose. This Voting Instruction Card should be executed in such a manner as to show clearly whether you desire the Company’s Resolutions, or any of them, as the case may be. Alternatively, you may include instructions to give a discretionary proxy to a person designated by the Company. The Voting Instruction Card MUST be forwarded in sufficient time to reach the Depositary before 3:00 p.m. (Eastern Standard Time), December 15, 2008, Only the registered holders of record as of the close of business on November 20, 2008, will be entitled to execute the attached Voting Instruction Card.

The signatory, a holder of ADRs representing Ordinary Shares of the Company, of record on November 20, 2008, hereby requests and authorizes the Depositary, through its Nominee or Nominees, to vote or execute a proxy to vote the underlying Ordinary Shares of the Company represented by ADRs, in accordance with the instructions given below at the Meeting.

NOTE: In order to have the aforesaid shares voted, this Voting Instruction Card MUST be returned before 3:00 p.m. (Eastern Standard Time), on December 15, 2008.

For more information regarding the Meeting, including the Notice of Annual General Meeting, please visit the Company’s website at http://www.corpasia.net/us/CISG/irwebsite/.

JPMorgan Chase Bank, N.A., Depositary

PLEASE MARK, DATE AND SIGN ON REVERSE SIDE AND RETURN PROMPTLY IN THE ENCLOSED

ENVELOPE.

Please see reverse side for Voting Instructions.

CNINSURE INC.

TO THE REGISTERED HOLDERS OF AMERICAN DEPOSITARY RECEIPTS (“ADRs”)

REPRESENTING ORDINARY SHARES OF

CNINSURE INC.

Please mark, sign and date your proxy card and return it in the enclosed postage-paid envelope.

FOLD AND DETACH HERE

PLEASE REFER TO THE REVERSE SIDE OF THIS CARD FOR

THE RESOLUTIONS TO BE VOTED AT THE MEETING.

	For	Against	Abstain

Resolution 1.	☐	☐	☐

Resolution 2.	☐	☐	☐

Resolution 3.	☐	☐	☐

Mark box at right if you wish to give a discretionary proxy to a person designated by the Company.	☐

PLEASE NOTE: Marking this box voids any other instructions indicated above.

Address Change ☐ Mark box and indicate changes/comments below: Sign Below Date:

Please sign this Voting Instruction Card exactly as your name(s) appear(s) on the face of this card and on the books of the Depositary. Joint owners should each sign personally. Trustees and other fiduciaries should indicate the capacity in which they sign, and where more than one name appears, a majority must sign. If a corporation, this signature should be that of an authorized officer who should state his or her title.